Exhibit 99.1

Fresh2 Group Ltd. Announces US$4.4 Million Private Placement

NEW YORK, June 5, 2023 /PRNewswire/ -- Fresh2 Group Ltd., formerly AnPac Bio-Medical Science Co., Ltd. (NASDAQ: FRES), a company with operations in the United States and China focused on early cancer screening and detection and plans to enter into the operation of  a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, today announced that on June 2, 2023, it completed a private placement of 22,000,000 class A ordinary shares and warrants to purchase 22,000,000 Class A ordinary shares for US$4.4 million. The Company intends to use the proceeds for general corporate purposes, including working capital.

The Company’s American Depositary Shares (“ADSs”) are listed on the NASDAQ Capital Market and each ADS represents 20 Class A ordinary shares. The purchase price was $0.20 per share ($4.00 per ADS). The warrants have an exercise price of $4.20 per ADS and are exercisable within two years of the date of issuance. There is no established trading market for the warrants.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold except in transactions registered under the Securities Act or exempt from, or not subject to, registration under the Securities Act and applicable state securities laws.

About Fresh2 Group Limited

Fresh2 Group Limited is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2023. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, Fresh2 performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company is entering the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://fresh2.co/investors.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintaining our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.